UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number 333-205203

L&S Light & Strong, Ltd.

(Translation of registrant's name into English)

Haadom St. Kanot Industrial Zone, POB 7042 Gedera, Israel, 7070000 Tel: (011) (972) 8-931-6232

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is the unaudited, interim Financial Report of L&S Light & Strong, Ltd. as of and for the three-month period ended June 30, 2016.

Exhibit List

Exhibit No. Description

Exhibit 99.1 Financial Report as of and for the three-month period ended June 30, 2016

Safe Harbor Statement

Information provided in this report on Form 6-K may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties are discussed under “Risk Factors” and elsewhere in the Company's public filings with the U.S. Securities and Exchange Commission from time to time, including the Company's annual report on Form 20-K and current reports on Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

L&S Light & Strong, Ltd.
By:	/s/ Uri Orbach
Name: Uri Orbach
Title: Chief Executive Officer and Acting Chief Financial Officer

Date: September 12, 2016